THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

October 27, 2010

EDGAR  CORRESPONDENCE

Ms. Patsy Mengiste
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Mengiste:

We are responding to your comments with respect to Annual and Semi-Annual Reports to Shareholders filed by the various series (each a “Fund”) of Unified Series Trust (the “Trust”).  Our responses to your comments are set forth below.

All Funds

Comment:  In the Management’s Discussion and Analysis (“MD&A”) section of each Fund’s Annual Report, the Fund’s advisor should disclose the actual return numbers for the Fund and all applicable benchmark(s) for the applicable period.  The MD&A section should discuss specific factors for a Fund’s outperformance or underperformance relative to its benchmark(s).

Response:  Future annual reports of the Funds will include an MD&A discussion that discloses actual returns for the Fund and its benchmark(s) along with an explanation for relative outperformance or underperformance.

Comment:  The Statement of Operations includes a category for “out of pocket” expenses, which is not a valid expense category.  Please characterize these expenses by naming the specific expense category.

Response:  Future reports of the Funds will eliminate the “out of pocket” line item in the Statement of Operations and expenses will be specifically identified by category.

Comment:  Trustee Nancy Kelly is listed as an “interested person” of the Trust because of her employment with Huntington National Bank, the Trust’s custodian, which is affiliated with the Trust’s administrator and distributor, Huntington Asset Services and Unified Financial Securities, respectively.  In future reports, disclose potential conflicts that may arise and how they are addressed.

Response:  As you noted, Ms. Kelly’s interested person status is clearly identified in the Funds’ reports.  Ms. Kelly is the sole trustee of the Trust who is an “interested person” (as that term is defined in the Investment  Company Act of 1940).  The Board is comprised of five other trustees who are independent, including an independent Chairman. Ms. Kelly has no day-to-day or direct supervisory responsibilities for the custodial, administrative or distribution functions performed by Huntington Bank, Huntington Asset Services or Unified Financial Securities on behalf of the Trust.

In future annual reports of the Funds, we will include the following disclosure regarding the Board’s procedures to prevent conflicts of interest:

The Trust’s Board of Trustees has taken several steps to prevent  potential conflicts of interest.  The Board of Trustees is comprised of over 75% independent Trustees and is led by an independent Chairman.  Only those Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940) of the Trust are appointed to serve on the Board’s Audit and Pricing Committees.   The Trust’s independent trustees meet each quarter outside the presence of Trust management, and discuss various compliance and audit-related issues with the Trust’s independent public accountants, the Trust’s Chief Compliance Officer and legal counsel to the Trust and independent legal counsel to the Independent Trustees.  In determining whether to approve contracts with service providers, at least a majority of the Independent Trustees must consent to the initial approval and/or annual renewal.  As part of their review process, the Trustees require the Trust’s administrator to provide a comparison of fees to be charged by an affiliated service provider to fees charged by at least two other independent mutual fund services providers.

IMS Family of Funds

Comment:   In the June 2009 Annual Report, Note #10 to the financial statements, it states that certain securities were determined to be illiquid and fair valued in good faith by the adviser.  In future reports, disclose that securities were determined to be illiquid and fair valued by the adviser in good faith “according to guidelines established by Board of Trustees.”

Response:  Future Annual and Semi-Annual Reports for IMS will state that such securities are determined to be illiquid by the advisor according to guidelines set by the Board of Trustees.

Appleseed Fund

Comment:  In the September 2009 Annual Report, the Staff notes that the Appleseed Fund disclosed significant holdings in individual issuers (e.g., a 9% position).  Please address how the Fund meets the IRS diversity test.

Response:  The Fund’s prospectus since inception has disclosed that it is non-diversified, which means that the Fund may invest a greater percentage of its assets in a particular issuer compared with diversified funds.  You correctly note that although the Fund is not “diversified” as defined under the Investment Company Act of 1940, it is required to meet the Internal Revenue Code (“IRC”) Subchapter M diversification and income requirements.  The Fund’s adviser is responsible for ensuring that the Fund meets the IRC diversification test, which applies with respect to 50% of the Fund’s assets.  On a quarterly basis, the Trust’s administrator and Chief Compliance Officer review the Fund’s diversification.  The Trust’s  Board of Trustees also has requested and received reports from time to time detailing the Fund’s compliance with the IRC diversification test.

Sound Mind Investing and Sound Mind Investing Managed Volatility (“SMI”) Funds

Comment:  In the October 2009 Semi-Annual Report, Note (h) to the Financial Highlights table, elaborate as to how 12b-1 fees collected by the adviser “pass through” to the SMI Funds.

Response:  Future reports of the SMI Funds will include the following disclosures:

Each Fund invests primarily in other mutual funds.  The Funds typically purchase underlying mutual funds that do not charge a sales load, or that waive the sales load (typically referred to as “no-load” or “load-waived” funds). However, the Funds are not precluded from investing in underlying mutual funds with sales-related expenses, including redemption fees and/or 12b-1 fees. Any 12b-1 fees “earned” as a result of the Funds’ investments in underlying funds are paid to an account maintained by the Funds’ custodian and then 100% paid out to the Funds.

Toreador Large Cap Fund

Comment: The April 2009 Annual Report Notes to the Financial Statements states that the Fund’s adviser may receive 12b-1 fees.  Please explain whether the adviser received 12b-1 fees.

Response:  As requested, we will clarify that the Fund’s 12b-1 Plan has not yet been activated and that the adviser has not received any 12b-1 fees.

Bell Worldwide Trends Fund

Comment:  In the November 2009 Annual Report, the Staff noted that only 10% of the Worldwide Fund’s assets were invested in international securities, which the Staff believes does not comply with the SEC Name Rule.

Response:  In response to comments received during the Staff’s review of the Fund’s 2010 Prospectus, the Fund adopted the policy below to comply with the Staff’s interpretation of the SEC Name Rule:

The Fund may invest in underlying funds that hold U.S. and foreign equity securities of any style, market capitalization, sector, or geographic region.  Under normal market conditions, the Fund invests substantially (at least 40% -- unless market conditions are not deemed favorable by the adviser in which case the Fund invests at least 30%) of its net assets, measured at the time of purchase, in global companies (or in underlying funds that invest substantially in global companies) organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

We trust that our responses satisfactorily resolve the issues raised by the Staff.  If you have any questions, please contact me at (314) 552-6295.  Best wishes in your coming retirement.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren